                                                                 EXHIBIT (c)(16)


                                                          Chairman of the Board
                                                               President and
                                                         Chief Executive Officer



                                                    February 25, 1994




VIA FACSIMILE

Mr. J. R. Anderson
Vice Chairman and Chief Financial Officer
Grumman Corporation
1111 Stewart Avenue
Bethpage, NY  11714-3580

Dear Bob:

In several conversations between our investment bankers in recent weeks, your representatives asked us if we would consider a transaction involving our companies which would result in value to your shareholders in excess of current market value. Although our first preference, as you know, has been for a "merger of equals" transaction, we have given very serious consideration to this request. After careful reflection, and in response to your stated preferences, we concluded that, based upon the information available to us, we would be in a position to propose a transaction along the lines suggested by your financial advisors.

It was with considerable disappointment, therefore, that we received advice from your representatives yesterday that you are not interested in continuing discussions with Northrop.

We believe that you should have complete information before making a decision of such consequence. Accordingly, we are writing to confirm the information communicated orally to your investment bankers earlier yesterday. Based upon the facts known to us, we would be prepared, if invited, to submit an offer at a price per share of not less than $50.00, a premium in excess of 35 percent over the trading level of Grumman stock as of the close on February 24, 1994. We would also be prepared to consider an offer at a higher level, if warranted, based upon any additional information or analysis you may wish to provide us.

Northrop is willing to proceed expeditiously to the completion of a definitive acquisition agreement. There is no reason, from our point of view, that such an agreement cannot be signed within 21 days or sooner.

We look forward to your prompt reply.

                                   Sincerely,



                                   Kent Kresa


cc:  Mr. Gene Sykes